UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 4)*

Alpha and Omega Semiconductor Limited
(Name of Issuer)

Common Shares, $0.002 par value per share
(Title of Class of Securities)

G6331P104
(CUSIP Number)

12/31/2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6331P104	13G/A

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Mike F. Chang, Ph.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,419,811[1]
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
4,419,811[1]
	8	SHARED DISPOSITIVE POWER
-0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,419,811[1]
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.58%**
12		TYPE OF REPORTING PERSON*
IN

_____________________________

1 Includes 3,655 common shares issuable upon vesting of restricted share units and 262,616 common shares issuable upon exercise of share options within 60 days of December 31, 2014.

**Based on 26,650,523 common shares outstanding as of December 31, 2014.

CUSIP No. G6331P104	13G/A

Item 1(a)    Name of Issuer:
Alpha and Omega Semiconductor Limited (the “Company”).
Item 1(b)    Address of Issuer’s Principal Executive Offices:
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

Item 2(a)	Name of Person Filing:
The Reporting Person is Mike F. Chang, Ph.D., the Chief Executive Officer of the Company.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
475 Oakmead Parkway
Sunnyvale, California 94085
Item 2(c)    Citizenship:
U.S.A.
Item 2(d)    Title of Class of Securities:
Common Stock
Item 2(e)    CUSIP Number:
G6331P104
Item 3.        If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
whether the Person Filing is:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	A non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

CUSIP No. G6331P104	13G/A

Item 4.        Ownership.
(a)     Amount Beneficially Owned:
As of December 31, 2014, the Reporting Person beneficially owned 4,419,811 common shares of the Company, including 3,655 common shares issuable upon vesting of restricted share units and 262,616 common shares issuable upon exercise of share options within 60 days of December 31, 2014, and has sole power to vote or to direct the vote and to dispose or direct the disposition of 4,419,811 common shares.
(b)     Percent of Class:
The Reporting Person beneficially owns 16.58% of the outstanding common shares of the Company, which is based on 26,650,523 common shares outstanding as of December 31, 2014.
(c)     Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 4,419,811

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 4,419,811

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8.        Identification and Classification of Members of the Group.
Not Applicable
Item 9.        Notice of Dissolution of Group.
Not Applicable
Item 10.     Certifications.
Not Applicable
[The remainder of this page intentionally left blank.]

CUSIP No. G6331P104	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Mike F. Chang, Ph.D.

Signature	/s/ Mike F. Chang
Mike F. Chang